[redacted]

09057918

SE(/ISSION
Washington, D.C. 20549

BB 3/9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NWT Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 1st Place NW
(No. and Street)

Issaquah WA 98027
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peths Rumsey Inc PS
(Name – *if individual, state last, first, middle name*)

4229 76th St NE #102 Marysville WA 98270
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/18

OATH OR AFFIRMATION

I, David F. Niederkrome, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NWT Financial Group, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

___

___

[Signature]
Signature

CEO
Title

[Signature: Jeffrey C. Champine]
Notary Public

JEFFREY C. CHAMPINE
COMMISSION EXPIRES
NOTARY
PUBLIC
4-09-12
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEFFREY C. CHAMPINE
COMMISSION EXPIRES
NOTARY
PUBLIC
4-09-12
STATE OF WASHINGTON

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

NWT FINANCIAL GROUP LLC
DECEMBER 31, 2008

Pettis Rumsey Inc. P.S.
Certified Public Accountants

Managing Members
NWT Financial Group LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of NWT Financial Group LLC, (the Company) as of December 31, 2008, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of NWT Financial Group LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pettis Rumsey Inc. P.S.

Pettis Rumsey, Inc., P S.
Marysville, Washington
February 24, 2009

4229-76 St. N.E., Suite 102 • P.O. Box 277 • Marysville, WA 98270 • (360) 659-8502 • (800) 659-8502 • FAX (360) 653-4019

TABLE OF CONTENTS

NWT Financial Group LLC
Statement of Financial Condition
As of December 31, 2008

ASSETS

CURRENT ASSETS		
Cash		293,828.15
Penson Error Account	$	20.41
Penson Fee Account		4,139.59
Penson Receivable		639,384.09
Wedbush Receivable		12,669.68
Wedbush Fee Account		144.42
Employee Advances		9,000.00
Allowance for Uncollectible Accounts		(1,630.13)
Total Current Assets		957,556.21
PROPERTY AND EQUIPMENT		
Computer/Telephone Equipment		50,830.66
Furniture & Fixtures		4,989.17
Less: Accumulated Depreciation		(39,775.35)
Net Property and Equipment		16,044.48
OTHER ASSETS		
NASD CRD Account		1,604.05
Penson Clearing Deposit		100,390.39
Townsend Trading Deposit		5,000.00
Prepaid Expenses		23,840.59
Wedbush Clearing Deposit		50,194.11
Total Other Assets		181,029.14
TOTAL ASSETS	$	1,154,629.83

The accompanying notes are an integral part of this financial statement.

NWT Financial Group LLC
Statement of Financial Condition
As of December 31, 2008

LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES	
Commissions Payable	$ 463,398.49
Other Payables	443,186.85
Payroll Liabilities	9,044.74
Total Current Liabilities	915,630.08
LONG-TERM LIABILITIES	
Total Liabilities	915,630.08
EQUITY	
Paid in Capital	122,023.99
Current Profit or (Loss)	116,975.76
Total Equity	238,999.75
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,154,629.83

The accompanying notes are an integral part of this financial statement.

NWT Financial Group LLC
Income Statement

	12 Months Ended December 31, 2008
Sales	
Commission Income	$ 4,900,224.83
Interest Income	272,439.63
Other Income	8,455.06
Market Data Fee Income	101,281.32
ECN Fee Income	980,818.36
Less Returns & Allowances	0.00
Total Sales	6,263,219.20
Cost of Goods Sold	
Clearing & Execution Charges	1,152,447.60
Commission Expense	3,288,439.47
Error Account	(4,695.49)
Total Cost of Goods Sold	4,436,191.58
Gross Profit	1,827,027.62
Operating Expenses	
Professional Fees	192,107.94
Advertising	1,000.00
Bad Debt Allowance	1,630.13
Bank Charges	3,592.13
Auto Expenses	11,216.00
Contributions	356.00
Depreciation	11,166.00
Information Services	96,222.68
Dues & Subscriptions	1,025.74
Regulatory Fees	28,096.42
Insurance	55,080.06
Office Expense	46,478.85
Postage/Shipping	460.16
Rent	52,000.00
B&O Excise Tax	95,885.26
Payroll Taxes	51,242.67
Telephone	21,036.80
Travel & Lodging	19,506.12
Meals	16,868.15
Utilities	4,973.87
Wages - Employees	1,000,106.88
Total Operating Expenses	1,710,051.86
Operating Income (Loss)	116,975.76
Net Income (Loss)	$ 116,975.76

The accompanying notes are an integral part of this financial statement.

NWT FINANCIAL GROUP LLC
Statement of Changes in Member's Equity
For Year Ended December 31, 2008

	Paid-in Capital	Retained Earnings	Profit	Totals
Balance, January 1, 2008	$ 90,500.00	$ 22,700.64		$ 113,200.64
Capital Contributed	$ 8,823.35			$ 8,823.35
Net Income (Current Year)			$ 116,975.76	$ 116,975.76
Balance, December 31, 2008	$ 99,323.35	$ 22,700.64	$ 116,975.76	$ 238,999.75

The accompanying notes are an integral part of this financial statement.

NWT Financial Group LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the year ended December 31, 2008

Balance, January 1, 2008	$	-
Increases	$	-
Decreases	$	-
Balance, December 31, 2008	$	-

The accompanying notes are an integral part of this financial statement.

NWT Financial Group LLC
Statement of Cash Flows
For the year ended December 31, 2008

Increase (Decrease) in Cash
Cash flows from operating activities:

Net Earnings	116,975.76
Depreciation	39,209.59
Accounts receivable	(467,211.95)
Allowance for uncollectible accounts	1,630.13
Penson accounts	(3,757.50)
Prepaid Expenses	(11,322.72)
NASD CRD	(1,091.30)
Penson Clearing Deposit	(63,304.16)
Wedbush Clearing Deposit	(50,194.11)
Employee Advances	(9,000.00)
Commissions payable	348,286.49
Other payables	246,004.21
Payroll Liabilities	(101.33)
Net Cash provided by operations	146,123.11
Cash flows from investing activities:	
Equipment Purchased	(52,989.21)
Cash flows from financing activities:	
Capital Investment	8,823.35
Net Increase (Decrease) in Cash	101,957.25
Cash beginning of year	191,870.90
Cash end of year	293,828.15

The accompanying notes are an integral part of this financial statement.

Schedule I
NWT FINANCIAL GROUP LLC
Statement of Net Capital Computation
Pursuant to Rule 15c3-1
As of December 31, 2008

Total Aggregate Indebtedness from Statement of Financial Position		$ 915,630.08
A) Minimum Net Capital Required (6.67% of Aggregate Indebtedness)		$ 61,072.53
B) Minimum dollar net capital requirement		$ 5,000.00
Net Capital Requirement (Greater of line A or B)		$ 61,072.53
Excess Net Capital		
Net Capital	$ 175,963.63	
Less Capital Requirement	$ (61,072.53)	
Total Excess Net Capital		$ 114,891.10
Required Reserve Deposit		None

The accompanying notes are an integral part of this financial statement.

Schedule II

NWT FINANCIAL GROUP LLC
Computation of Net Capital
Pursuant to Rule 15c3-1
For Year Ended December 31, 2008

Total Member's Equity		$238,999.75
Less non-allowable assets		
Townsend Trading Deposit	$ 5,000.00	
Employee Advances	$ 9,000.00	
Prepaid Expenses	$ 23,840.59	
Net Fixed Assets	$ 16,044.48	
NASD CRD Account	$ 1,604.05	
Less Securities Haircut	$ 7,547.00	
		$ 63,036.12
Net Capital		$175,963.63
Total aggregate indebtedness		$ 915,630.08
Ratio of aggregate indebtedness to net capital		529
Minimum Net Capital		$5,000

Note: There is a difference between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2008.

Reconciliation:

Focus X-17A-5 Part IIA:		
Net Capital		$ 173,684.00
Audit Adjustments:		
Payroll Liabilities	$ 3,909.93	
Allowance for Uncollectible Accounts	$ (1,630.13)	
		$ 2,279.80
Reconciled Net Capital Balance		**$ 175,963.80**

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statements

1. **Organization and Nature of Business**

NWT Financial Grip LLC (The Company) is a Washington state limited liability company formed on March 2, 2006. The Company operates a broker-dealer business at 275 1st Place NW, Issaquah, WA.

2. **Significant Accounting Policies**

Basis of Presentation
The Company is a registered broker-dealer licensed by the Untied States Securities and Exchange Commission (SEC) and is a member of the Financial Industrial Regulatory Authority and the Securities Investor Protection Corporation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates, in which management believes near-term changes could reasonably occur include, the allowance for uncollectible accounts. Other estimates made by management include fixed assets' useful life.

Offsetting of Amounts Related to Certain Contracts
When the requirements of FSP FIN-39 are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payable against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fixed Assets and Depreciation
The Company's fixed assets are comprised of furniture, fixtures and computer equipment. Depreciation is provided on a straight-line basis using estimated useful lives of five years for computer equipment and ten years for furniture and fixtures.

Cash and Cash Equivalents
For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. Cash and Securities Segregated Under Federal and Other Regulations

The FDIC's basic insurance amount is $250,000 per depositor, per insured bank. The Company has two Wells Fargo bank accounts in which the respective balances do not exceed the $250,000 limit.

4. Receivable From Broker-Dealers, Clearing Organizations and Customers

Amounts receivable from
The Company does not hold any funds or securities for the account of any customers. Customer funds and securities are held through an independent third party broker-dealer. Receivables from Penson and Wedbush of $652,053.77 net of the allowance for uncollectible accounts of $1,630.13 represents commissions owed from two third party broker dealers, Penson and Wedbush. Commissions from these broker-dealers are the Company's primary source of income. The Company recognizes revenue as earned.

Concentration of receivables
The Company clears a significant portion of its proprietary and customer transactions through Penson, an independent broker-dealer, on a fully disclosed basis. The amount receivable aforementioned is remitted to the Company on a monthly basis.

Allowance for Uncollectible Accounts
The Company estimates its allowance for uncollectible accounts as a percentage of its accounts receivable. The Company has a history of collecting all of its receivables with a one month turnaround time frame. Therefore, the Company estimates that 0.25% of receivables each year could be uncollected.

5. Other Payables

Other Payables:	
T Mobile	$ 500.00
Verizon	$ 300.00
Puget Sound Energy	$ 600.00
Capital One	$ 15,646.37
Wedbush Customer	$ 6,500.00
Wedbush	$ 10,000.00
Year End Bonus	$ 300,000.00
Washington State Department of Revenue	$ 37,087.68
Risa Tamaoki (Consulting/Legal Fees)	$ 5,000.00
Merrill Lynch	$3,762.85
ActivFinancial	$ 86.07
Sterling	$ 7,293.20
Orbis	$ 2,030.35
NYSE	$ 187.65
Townsend Analytics	$ 35,744.21
NYSE ARCA	$ 9,274.79
NASDAQ/INET	$ 1,765.11
Banc of America	$ 5,914.59
MF Global	$ 1,415.15
ARCA Trading	$ 78.83
TOTAL OTHER PAYABLES	**$443,186.85**

6. **Bank Loans**
As of December 31, 2008 the Company had no outstanding bank loans.

7. **Long-Term Notes Payable**
As of December 31, 2008 the Company had no outstanding long-term notes payable.

8. **Subordinated Borrowings**
As of December 31, 2008, the Company had no subordinated borrowings.

9. **Related Party**
The Company has significant related party transactions with affiliate JDS Management. NWT Financial Group LLC rents its facilities from JDS Management. Dave Niederkrome, John Jessum & Scott Baker, primary members of NWT Financial Group LLC, hold a significant interest in JDS Management.

10. **Commitments and Contingent Liabilities**

Commitments
The Company leases office facilities in Issaquah Washington from JDS Management. During 2008 rent was $4,000 (January through October) and was raised to $6,000 (November through December), it is included in the Rent expense line item on the Statement of Income. The amount of rent is raised each year based on the Company's research of the fair market value of rent for the area and the United States Consumer Price Index (where inflation is taken into account).

Future minimum rental payments for the next five years and in aggregate:

2009	$ 72,000.00
2010	$ 74,160.00
2011	$ 76,384.80
2012	$ 78,676.34
2013	$ 81,036.63
Total	**$ 382,257.77**

Contingent Liabilities
As of December 31, 2008, the Company expects one arbitration claim to be filed by a customer of a separate and unrelated investment advisory firm. Due to the fact that the Company's legal counsel intends to vigorously defend any action (as there was not a contractual relationship much less that of a broker-customer relationship), an estimate of a loss cannot be determined.

11. **Membership Interest**
Because the Company is an LLC, it does not issue stock. There are 3 members, Dave Niederkrome, John Jessum and Scott Baker, each holds respectively 33.34%, 33.33%, and 33.33% interest in the LLC. As of January 1, 2008, each member contributed capital in the form of fixed assets to the Company.

12. **Financial Instruments**
The Company uses no derivative financial instruments for trading purposes.

13. **Net Capital Requirements**

Per rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1. The requirement for NWT Financial Group LLC is 6.67% of indebtedness of the company. For December 31, 2008 is $61,072.53. The Company therefore had excess capital of $114,891.10. The basic concept of the rule is that the broker-dealer in securities has at all times sufficient liquid assets to cover current indebtedness, for 2008 both targets were met.

14. **Computation of Determination of Reserve Requirements**

Because the Company does not hold any funds or securities for the account of any customers, as defined by the Securities and Exchange Commission Rule 15c3-3, no reserve is required. Consequently, a reserve requirement was not calculated.

15. **Income Taxes**

The Company, by member of the LLC, has elected S corporation tax status. An S corporation is not a tax paying entity. Any income or operating loss arising from the activities of the company is reported, after appropriate adjustments, on the personal income tax return of the member. Because of this, on the income statement there is no provision for income tax expense, and the statement of financial condition does not report any income tax liability.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Managing Member
NWT Financial Group LLC

In planning and performing our audit of the financial statements and supplementary schedules of NWT Financial Group LLC ("the Company") for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion for designing our auditing procedures for the purpose of expressing our opinion an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have a made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

2. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by Rule15c3-3(e). Making the quarterly securities examinations, counts, verifications, and comparisons and the Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and the procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or the operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that the practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for this purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material

respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Pettis Rumsey Inc P.S.

Pettis Rumsey, Inc., P.S.
Marysville, WA 98270
February 24, 2009